                                                                   EXHIBIT 12.1

                             HOLLYWOOD PARK, INC.

                  CALCULATION OF HISTORICAL RATIO OF EARNINGS
                               TO FIXED CHARGES
                       (IN THOUSANDS, EXCEPT THE RATIO)

                                                                       NINE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                         ------------------------------------------    --------------------
                          1992     1993    1994    1995      1996        1996        1997
                         -------  ------  ------  ------    -------    --------    --------
Earnings:
  Pre tax income (loss). $ 6,663  $7,418  $5,340  $ (469)   $  (790)   $ (4,501)   $ 11,743
  Fixed charges.........   4,883   1,517   3,061   4,515      2,422       2,000       4,352
  Less capitalized
   interest.............       0       0       0    (593)    (1,446)     (1,082)        (15)
                         -------  ------  ------  ------    -------    --------    --------
    Total Earnings...... $11,546  $8,935  $8,401  $3,453    $   186    $ (3,583)   $ 16,080
                         =======  ======  ======  ======    =======    ========    ========
Fixed charges:
  Capitalized
   interest(a)..........       0       0       0     593      1,446       1,082          15
  Interest expense......   4,883   1,517   3,061   3,922        942         918       3,782
  Amortization of debt
   discount (premium)...       0       0       0       0          0           0           0
  Amortization of debt
   issuance costs.......       0       0       0       0          0           0          71
  Portion of rent
   expense
   representative of the
   interest factor......       0       0       0       0    $    34           0         484
                         -------  ------  ------  ------    -------    --------    --------
    Total fixed charges. $ 4,883  $1,517  $3,061  $4,515    $ 2,422    $  2,000    $  4,352
                         =======  ======  ======  ======    =======    ========    ========
  Ratio of earnings to
   fixed charges........    2.36x   5.89x   2.74x    -- (2)     -- (2)      -- (2)     3.69x
                         =======  ======  ======  ======    =======    ========    ========

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(1) In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest and amortization of debt discount and expense (including amounts capitalized) and the estimated interest portion of rents.

(2) The Company's earnings were not sufficient to cover its fixed charge requirements by $1.1 million, and $2.2 million for the years ended December 31, 1995, and 1996, respectively, and by $5.6 million for the nine months ended September 30, 1996.